Ms. Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 31, 2018

Re:	REITless Impact Income Strategies, LLC
Offering Statement on Form 1-A
File No. 024-10891

Dear Ms. Martin:

On behalf of REITless Impact Income Strategies, LLC, I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on Friday, November 2, 2018, or as soon thereafter as is practicable.

Sincerely,

REITless Impact Income Strategies, LLC

/s/ James P. Dowd

James P. Dowd, Chief Executive Officer, North Capital, Inc. its Manager

Cc:  Jeanne Campanelli, Esq.

CrowdCheck Law LLP